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
               CONESVILLE COAL PREPARATION COMPANY
                QUARTERLY REPORT PER REQUIREMENTS
             OF HOLDING COMPANY ACT RELEASE NO. 23463
        BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                             CONTENTS

                                                               Page
Statements of Income                                             1

Balance Sheets                                                   2

Statements of Quantities of Coal Processed and
 Customer Billings for Coal Washing Services                     3

Statements of Cost of Operation                                  4

Price Per Ton of Coal Deliveries                                 5
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
                  CONESVILLE COAL PREPARATION COMPANY
                         STATEMENTS OF INCOME
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                              (UNAUDITED)

                                                                          Three
                                                                          Months
                                          Month Ended                     Ended
                            July 31,    August 31,    September 30,   September 30,
                              1995         1995            1995            1995
                                               (in thousands)
OPERATING REVENUES -
  Services to Parent . . .    $617         $744            $654           $2,015

COST OF OPERATION. . . . .     609          735             647            1,991

OPERATING INCOME . . . . .       8            9               7               24

NONOPERATING LOSS. . . . .      -            (1)             -                (1)

INCOME BEFORE FEDERAL
  INCOME TAXES . . . . . .       8            8               7               23

FEDERAL INCOME TAXES . . .       2            2               2                6

NET INCOME . . . . . . . .    $  6         $  6            $  5           $   17

The common stock of the Company is wholly owned by Columbus Southern Power Company.


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
                  CONESVILLE COAL PREPARATION COMPANY
                            BALANCE SHEETS
        BY MONTH-END, FOR THE QUARTER ENDED SEPTEMBER 30, 1995
                              (UNAUDITED)
                                             July 31,    August 31,    September 30,
                                               1995         1995            1995
                                                       (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . .  $1,354        $1,388          $1,404
  Accumulated Amortization. . . . . . . . .     901           907             921
         NET MINING PLANT . . . . . . . . .     453           481             483
CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . .      69            89              12
  Accounts Receivable:
    General . . . . . . . . . . . . . . . .       5             5               3
    Affiliated Companies. . . . . . . . . .   1,854         2,309           2,567
  Materials and Supplies. . . . . . . . . .     930           941             901
  Other . . . . . . . . . . . . . . . . . .     100            86              76
         TOTAL CURRENT ASSETS . . . . . . .   2,958         3,430           3,559

DEFERRED INCOME TAXES . . . . . . . . . . .     687           668             664

REGULATORY ASSETS . . . . . . . . . . . . .     297           293             289

DEFERRED CHARGES. . . . . . . . . . . . . .      54            18              19

           TOTAL. . . . . . . . . . . . . .  $4,449        $4,890          $5,014

CAPITALIZATION AND LIABILITIES
SHAREOWNER'S EQUITY:
  Common Stock - Par Value $1,000:
    Authorized - 500 Shares
    Outstanding - 100 Shares. . . . . . . .  $  100        $  100          $  100
  Paid-in Capital . . . . . . . . . . . . .     400           400             400
  Retained Earnings . . . . . . . . . . . .     651           657             662
         TOTAL SHAREHOLDER'S EQUITY . . . .   1,151         1,157           1,162

OTHER NONCURRENT LIABILITIES. . . . . . . .     764           770             787

CURRENT LIABILITIES:
  Accounts Payable:
    General . . . . . . . . . . . . . . . .     102           136             116
    Affiliated Companies. . . . . . . . . .      71           111             111
  Accrued Rentals . . . . . . . . . . . . .     289           616             867
  Other . . . . . . . . . . . . . . . . . .     377           369             381
         TOTAL CURRENT LIABILITIES. . . . .     839         1,232           1,475

DEFERRED GAIN ON SALE OF PLANT. . . . . . .   1,518         1,499           1,479

REGULATORY LIABILITIES. . . . . . . . . . .     177           232             111

           TOTAL. . . . . . . . . . . . . .  $4,449        $4,890          $5,014
/TABLE
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                  CONESVILLE COAL PREPARATION COMPANY
            STATEMENTS OF QUANTITIES OF COAL PROCESSED AND
              CUSTOMER BILLINGS FOR COAL WASHING SERVICES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


Services Rendered to
Columbus Southern             Raw                   Clean
Power Company's               Coal                  Coal
Conesville Plant*             Input     Rejects     Output     Unit Price     Amount
  (Month/Year)                (tons)     (tons)     (tons)      (per ton)      (000)
July 1995. . . . . . . . . . 129,417     16,899     112,518       $5.48        $617

August 1995. . . . . . . . . 157,615     18,357     139,258       $5.34        $744

September 1995 . . . . . . . 146,208     16,810     129,398       $5.06        $654


 * Jointly owned by Cincinnati Gas & Electric Company, Dayton Power & Light Company
   and Columbus Southern  Power Company, the parent of Conesville  Coal Preparation
   Company.
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
                  CONESVILLE COAL PREPARATION COMPANY
                    STATEMENTS OF COST OF OPERATION
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995

                                                                              Three
                                                                              Months
                                            July     August     September     Ended
                                            1995      1995         1995      9/30/95
                                                        (in thousands)
Labor-UMW*. . . . . . . . . . . . . . . . . $ 54      $ 76        $  64      $  194
Benefits-UMW* . . . . . . . . . . . . . . .   37        48           55         140
Office Salaries and Benefits. . . . . . . .   74        79           73         226
Operating Materials . . . . . . . . . . . .   16        25            5          46
Maintenance - Materials and Services. . . .   41        30           60         131
Electricity . . . . . . . . . . . . . . . .   28        36           32          96
Other Billed Services . . . . . . . . . . .   48        18           80         146
Rentals . . . . . . . . . . . . . . . . . .  342       342          345       1,029
Amortization of Deferred Gain
  on Sale of Plant. . . . . . . . . . . . .  (20)      (19)         (20)        (59)
Depreciation. . . . . . . . . . . . . . . .    1         1            2           4
Cleaning Cost Normalization** . . . . . . .  (64)       56         (122)       (130)
Other . . . . . . . . . . . . . . . . . . .   52        43           73         168

          Total . . . . . . . . . . . . . . $609      $735        $ 647      $1,991


 * United Mine Workers of America.
** Represents the deferral/accrual required to establish revenue based on forecasted results for the remainder of the year.  The amount of cleaning cost normalization
   is  established  on  an  "overall"  company   basis (i.e., not  itemized)  and is
   eliminated by year-end.
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
                    COLUMBUS SOUTHERN POWER COMPANY
                   PRICE PER TON OF COAL DELIVERIES
          BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 1995


                                                      July      August    September
                                                      1995       1995        1995
Clean Coal Deliveries from Conesville Coal
  Preparation Plant (a) . . . . . . . . . . . . . .  $44.57 *   $45.07 *   $45.02 *


Notes: (a) Coal  cleaned  by Conesville  Coal Preparation  Plant and  delivered to
      Columbus Southern Power's Conesville Generating Plant. These deliveries of clean coal will normally consist of coal cleaned from beginning inventory as well as current month deliveries.




* Average price per ton.
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